UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

National Coal Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
632381-20-8
(CUSIP Number)
Jeff Brattain
Centaurus Energy Master Fund, LP
3050 Post Oak Blvd., Suite 850
Houston, Texas 77056
Tel. No.: (832) 615-8653
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 9, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 2 of 7 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D is being filed by: Centaurus Energy Master Fund LP, (the “Fund”); Centaurus Energy, LP (“CE LP”), as a general partner of the Fund; Centaurus Energy QP, LP (“CE QP LP”), as a general partner of the Fund; Centaurus Energy Partners, LP (“CEP”), as the general partner of each of CE LP and CE QP LP; Centaurus Advisors, LLC, as the general partner of CEP (“Centaurus Advisors”); and John D. Arnold, as the sole and managing member of Centaurus Advisors, in each case relating to the acquisition by the Fund of additional 10.5% senior secured notes due 2010 of National Coal Corp., a Florida corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on September 5, 2008 (the “Original 13D”).
Item 4. Purpose of Transaction
     Item 4 of the Original 13D is amended by adding the following:
     On September 3, 2008, the Fund entered into open market trades, which have been settled, to acquire $6,050,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $6,060,335.42, including accrued interest. The Original 13D reported that there were trades on September 3, 2008, which had not yet been closed, to acquire $4,056,918.75 in aggregate principal amount of such notes, together with accrued interest.
     On September 9, 2008, the Fund entered into open market trades to acquire an additional $6,750,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $6,769,406.25, including accrued interest, although such trades have not yet settled.
     After settlement of such trades from September 9, 2008, the Fund will own $15,800,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original 13D is amended by adding the following:
     On August 29, 2008, the Fund acquired from Small Ventures USA, L.P. $3,000,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $2,881,025, including accrued interest. The Original 13D reported that that the acquired principal amount of such notes was $2,881,025.
     On September 3, 2008, the Fund entered into open market trades, which have been settled, to acquire $6,050,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $6,060,335.42, including accrued interest. The Original 13D reported that there were trades on September 3, 2008, which had not yet been closed, to acquire $4,056,918.75 in aggregate principal amount of such notes, together with accrued interest.
     On September 9, 2008, the Fund entered into open market trades to acquire an additional $6,750,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $6,769,406.25, including accrued interest, although such trades have not yet settled.
     After settlement of such trades from September 9, 2008, the Fund will own $15,800,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1       Joint Filing Statement (filed herewith).

Page 3 of 7 Pages
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 11, 2008

CENTAURUS ENERGY MASTER FUND, LP

By:	Centaurus Energy, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name: John D. Arnold
Title: Manager

By:	Centaurus Energy QP, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name: John D. Arnold
Title: Manager

CENTAURUS ENERGY L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name: John D. Arnold
Title: Manager

CENTAURUS ENERGY QP, L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name: John D. Arnold
Title: Manager

Page 4 of 7 Pages

CENTAURUS ENERGY PARTNERS, LP

By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name: John D. Arnold
Title: Manager

CENTAURUS ADVISORS, LLC

By:	*[see signature below]

Name: John D. Arnold
Title: Manager

JOHN D. ARNOLD, individually and in each of the respective capacities set forth above

/s/ John D. Arnold

Page 5 of 7 Pages
EXHIBIT INDEX
Exhibit 99.1       Joint Filing Statement (filed herewith).